BlackRock Investments, LLC
55 East 52nd Street
New York, NY 10055

June 7, 2016

VIA EDGAR John Grzeskiewicz Division of Investment Management U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

RE:	BlackRock Health Sciences Trust
File Nos. 333-210770 & 811-21702

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BlackRock Investments, LLC (the “Distributor”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 4:00 p.m., Washington, D.C. time, on Wednesday, June 8, 2016, or as soon thereafter as reasonably practicable.

In connection with this request, the Distributor acknowledges that:

(a)
should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to such Registration Statement;

(b)
the action of the Commission or its staff, acting pursuant to delegated authority in declaring the above-referenced Registration Statement effective, does not relieve the Distributor from its full responsibility for the adequacy and accuracy of the disclosure contained in such Registration Statement; and

(c)	the Distributor may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BLACKROCK INVESTMENTS, LLC

By:	/s/ Jonathan Diorio
Name: Jonathan Diorio
Title: Director